Exhibit A

MANAGER OF ADVANCE PROGRAMMING HOLDINGS, LLC

Set forth below is the name, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of the manager of Advance Programming Holdings, LLC. The person listed below is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)

Manager

Steven A. Miron c/o Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	CEO Bright House Networks, LLC